 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the nine months ended September 30, 2012, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2012 and 2011 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Leonard J. Hoskinson
Name: Leonard J. Hoskinson
Title: Chief Financial Officer

Dated: November 14, 2012

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

●	future operating or financial results;

●	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
●	general market conditions and trends, including charter rates, vessel values, and factors affecting vessels supply and demand;

●	our ability to obtain additional financing;

●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

●	our dependence upon the abilities and efforts of our management team;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

●	the highly competitive nature of the ocean-going transportation industry;

●	the loss of one or more key customers;

●	fluctuations in foreign exchange rates;
●	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

●	potential liability from future litigation.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

  ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the nine months ended September 30, 2012 and 2011 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 657 barges and 33 pushboats as of September 30, 2012, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995. We also own a barge building facility in Punta Alvear, Argentina, which we believe is one of the most modern of its kind in South America and which manufactures barges for our own use as well as for non-related third parties.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet as of September 30, 2012, consists of nine Platform Supply Vessels, or PSVs, currently in operation and three under construction in a shipyard in India with deliveries commencing in the fourth quarter of 2012.

Our Ocean Business operates, as of September 30, 2012, eight ocean-going vessels which include four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, one Oceangoing Pushboat, one inland tank barge and two container feeder vessels.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in the three months ended September 30, 2012

On July 2, 2012, through a Special Meeting of the Shareholders, our shareholders authorized an amendment to the Second Amended and Restated Memorandum of Association and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association. Under such amendments, some by-laws were modified and the authorized capital of the Company was increased to 250 million shares of common stock with par value of $0.01 per share.

On July 18, 2012, our fifth re-engined pushboat, Cavalier XII, re-entered into operation. She now works on high specification, heavy-fuel oil based MAN-BW engines.

On July 24, 2012, we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard a second set of seven newbuilt jumbo dry barges and seven newbuilt jumbo tank barges to a third party for export to Colombia with deliveries ranging between December 2012 and May 2013. The sale proceeds will be $20.3 million.

On August 1, 2012, we amended the DVB Bank SE $61.3 million facility to re-borrow $10.0 million to provide additional financing for our PSVs UP Esmeralda, UP Safira and UP Topazio. We drew down the first $1.7 million under this amendment on August 2, 2012, simultaneously with the payment of the $4.4 million corresponding to the launching of our UP Pearl, under construction in India.

On August 10, 2012, our UP Jade commenced its four year time charter with Petrobras.

Recent Developments

On October 22, 2012, we entered into a loan agreement with DVB Bank SE and NIBC Bank NV (as co-lenders) to refinance up to $42.0 million of the advances made on the first and second PSVs of the DVB / Natixis facility. On October 29, 2012, under such new loan agreement the Company has disbursed $20.8 million and has repaid $15.2 million under the DVB / Natixis facility, of which $5.2 million correspond to the Natixis portion of such vessel. In addition, for both the DVB and NIBC portion of the loan the Company has fixed LIBOR at 0.89% and 0.9% for four years, respectively.

On November 10, 2012, we amended the Master Agreement dated May 18, 2012, to include two additional barges (one tank and one dry) with delivery scheduled for the fourth quarter of 2012. Proceeds from these barges will be $2.9 million.

On November 13, 2012, the Company entered into an Investment Agreement with Sparrow Capital Investments Ltd., a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"). Under the terms of the agreement, Southern Cross will purchase approximately $220 million of newly issued common stock at a purchase price of $2.00 per share. Immediately after the close of the transaction, Southern Cross will own approximately 78.38% of the outstanding common shares of Ultrapetrol. The agreement is subject to certain closing conditions, including but not limited to a waiver by holders of certain repurchase rights pursuant to the Company's Convertible Senior Notes due 2017 indenture.  If all such conditions are satisfied, including the waiver from such noteholders of their repurchase rights which waiver may or may not be received, then the agreement is expected to close in December 2012.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per-unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in Brazil. We may decide to employ our Indian-built PSVs in the North Sea spot and/or term market.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit, or TEU, basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

●	We derive revenue from a daily rate paid for the use of the vessel, and

●	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

●	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and

●	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 36% of the total revenues derived from transportation services for the third quarter of 2012, and COA revenues accounted for 64%. With respect to COA revenues, 88% were in respect of repetitive voyages for our regular customers and 12% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under COA.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Paraná and Paraguay rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have eight of our PSVs operating under long-term contracts with Petrobras in Brazil and one PSV operating under a long-term charter with Nexen Petroleum UK Limited in the United Kingdom's sector of the North Sea.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the nine months ended September 30, 2012.

Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate a floating dry dock which is owned by us, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land suitable for the construction of two terminals in Argentina, one grain loading terminal and 50% of an additional grain loading terminal, both in Paraguay. UABL also rents offices in Asunción, Paraguay and Buenos Aires, Argentina.

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We hold subleases to office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During the third quarter of 2012, 93% of our revenues were denominated in U.S. dollars. Also, for the nine months ended September 30, 2012, 5% of our revenues were denominated and collected in Brazilian reais and 2% were denominated and collected in British pounds. However, 47% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the nine months ended September 30, 2012, the majority of our expenses were denominated in U.S. dollars while 40% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Interest Rate, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. In addition, devaluations of the local currencies which occur within a short period may have a negative effect on our U.S.-dollar accounting of those currencies creating exchange variances which are not immediately reflected in an equivalent reduction of operational costs. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile, the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market could widen. Interest in most loan agreements in our industry has been traditionally based on published LIBOR rates. After the financial crisis of the end of 2008, however, lenders have insisted on loan provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of September 30, 2012, the Company had $71.7 million of LIBOR-based variable rate borrowings under its credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

Additionally, as of September 30, 2012, the Company had other variable rate debt (due 2012 through 2021) totaling $162.4 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis points margin range. Recently, our facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of September 30, 2012, the weighted average interest rate on these borrowings was 2.8% per annum.

A 1% increase in both of LIBOR and the cost-of-funds used as base rate by some of our lenders would translate to a $1.6 million increase in our interest expense per year, which would adversely affect our earnings.

We have included fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for our account.

In our Ocean Business, for those vessels that operate under time charters, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be since the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, over the long term, freight rates in the market should be sensitive to variation in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder operation, the operation of our two container feeder vessels, M.V. Asturiano and M.V. Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and typically higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court´s decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interests. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interests. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owed and fines and upon UABL's request through the submission of a remedy such customs authorities issued a resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $0.4 million subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on concrete evidence that the sum of $0.4 million was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. submitted a cassation appeal (an appeal on points of law) before the Bolivian Supreme Court, who also confirmed the judgment of the lower Court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. challenged the judge's decision to place the embargo but local attorneys have recently advised that the higher Court has reconfirmed the embargo although it has not been notified yet. The shares of UABL International S.A. ceased to belong to our Company and we have been advised by local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. Our local counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial postion or result of operations of the Company.

Obras Terminales y Servicios S.A. – Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary in the River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we don't expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial portion or result of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months and nine months ended September 30, 2012, compared to three months and nine months ended September 30, 2011.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,		Percent Change
($000's)	2012	2011	2012	2011
Revenues
Attributable to River Business	$43,872	$43,707	$115,000	$113,518	1%
Attributable to Offshore Supply Business	18,990	18,967	54,160	46,634	16%
Attributable to Ocean Business	19,932	17,364	57,669	48,179	20%
Total revenues	82,794	80,038	226,829	208,331	9%

Voyage and manufacturing expenses
Attributable to River Business	(22,955)	(20,561)	(62,807)	(52,678)	19%
Attributable to Offshore Supply Business	(1,413)	(1,022)	(3,459)	(2,713)	27%
Attributable to Ocean Business	(6,259)	(5,524)	(20,866)	(15,000)	39%
Total voyage expenses	(30,627)	(27,107)	(87,132)	(70,391)	24%

Running costs
Attributable to River Business	(16,245)	(11,171)	(40,353)	(30,977)	30%
Attributable to Offshore Supply Business	(9,844)	(10,704)	(27,233)	(25,740)	6%
Attributable to Ocean Business	(9,339)	(7,846)	(26,327)	(22,527)	17%
Total running costs	(35,428)	(29,721)	(93,913)	(79,244)	19%

Amortization of dry dock & intangible assets	(1,385)	(1,008)	(3,462)	(3,109)	11%
Depreciation of vessels and equipment	(9,833)	(9,582)	(28,807)	(26,058)	11%
Administrative and commercial expenses	(8,014)	(7,117)	(23,451)	(20,987)	12%
Other operating income, net	839	605	7,587	3,517	116%

Operating profit (loss)	(1,654)	6,108	(2,349)	12,059	--

Financial expense and other financial expenses	(9,506)	(11,736)	(29,746)	(28,499)	4%
Financial (expense) income	(25)	63	55	308	-82%
(Loss) on derivatives, net	--	(10)	--	(15)	--
Investment in affiliates	(322)	(317)	(988)	(728)	36%
Other expenses, net	(84)	(130)	(475)	(465)	2%
Total other expenses	(9,937)	(12,130)	(31,154)	(29,399)	6%

(Loss) before income taxes	(11,591)	(6,022)	(33,503)	(17,340)	93%

Income tax (expenses) benefit	(1,107)	8,740	2,033	5,469	-63%
Net income attributable to non-controlling interest	190	424	635	480	32%

Net (loss) income attributable to Ultrapetrol (Bahamas) Ltd.	$(12,888)	$2,294	$(32,105)	$(12,351)	160%

   Revenues. Total revenues from our River Business increased from $43.7 million in the three months ended September 30, 2011, to $43.9 million in the same period of 2012. This $0.2 million increase results mainly from third-party sale of barges, an increase in the average freight per ton (before adjustment for fuel price variations) coupled with increases in demurrage revenues; partially offset by a cargo mix focused significantly on iron ore.

Total revenues from our River Business increased 1% from $113.5 million in the nine months ended September 30, 2011, to $115.0 million in the same period of 2012. This $1.5 million increase results mainly from third-party sale of barges, an increase in the average freight per ton (before adjustment for fuel price variations); partially offset by a 22% drop in net tons transported year on year and by a cargo mix focused significantly on iron ore.

Total revenues from our Offshore Supply Business remained unchanged at $19.0 million in the three months ended September 30, 2012, as compared to the same period of 2011. Compensating factors include the increase related to the operation of our UP Jasper and UP Jade; partially offset by offhire days of our PSV fleet during the third quarter of 2012 as compared to the same period of 2011.

Total revenues from our Offshore Supply Business increased by 16% from $46.6 million in the nine months ended September 30, 2011, to $54.2 million in the same period of 2012. This $7.5 million increase is primarily attributable a $5.0 million increase related to the operation of our UP Jasper which entered into service with Nexen Petroleum UK Ltd. on September 29, 2011, to a $1.8 million increase on account of the operation of our UP Jade which entered into service with Petrobras on August 10, 2012, and to a $1.2 million increase on account of the operation of our UP Turquoise which entered into service with Petrobras on March 12, 2011; partially offset by a $0.4 million decrease in revenues of our UP Agua-Marinha related to offhire days during the third quarter of 2012.

Total revenues from our Ocean Business increased $2.6 million, from $17.4 million in the three months ended September 30, 2011, to $19.9 million in the same period of 2012, or 15%. This increase is mainly attributable to a $1.6 million combined increase in revenues of our M.V. Asturiano and M.V. Argentino mainly associated to tariff increases as well as increases on TEUs transported year on year, to a $0.6 million increase in revenues related to the operation of our Paraná Petrol, and to a $0.5 million increase in revenues of our Product Tankers Miranda I, Austral, Amadeo and Alejandrina on account of charter rate adjustments in accordance with manning expense increases.

Total revenues from our Ocean Business increased $9.5 million, from $48.2 million in the nine months ended September 30, 2011, to $57.7 million in the same period of 2012, or 20%. This increase is mainly attributable to a $5.6 million increase in revenues of our M.V. Asturiano and M.V. Argentino mainly associated to tariff increases as well as increases on TEUs transported year on year, to a $3.5 million increase related to the transportation of the barges sold to a third party, to a $0.8 million increase related to the operation of our Paraná Petrol, to a $0.4 million increase related to ship management services to third parties and to a $1.2 million increase in revenues of our Product Tankers Miranda I, Austral and Alejandrina on account of charter rate adjustments in accordance with manning expense increases; partially offset by a $2.0 million decrease in revenues of our Amadeo which had 76 offhire days during 2012 due to its scheduled drydock.

Voyage and manufacturing expenses. In the three months ended September 30, 2012, voyage expenses of our River Business were $23.0 million, as compared to $20.6 million for the same period of 2011, an increase of $2.4 million, or 12%. This increase is mainly attributable to increases in manufacturing expenses related to third-party barge production of our Punta Alvear shipyard as well as higher fuel cost per ton mainly related to lower net tons transported, higher cost in harbor tugs, crew and maintenance expenses of our owned port pushboats.

In the nine months ended September 30, 2012, voyage and manufacturing expenses of our River Business were $62.8 million, as compared to $52.7 million for the same period of 2011, an increase of $10.1 million, or 19%. This increase is mainly attributable to an increase in manufacturing expenses related to third-party barge production of our Punta Alvear shipyard as well as increases in fuel cost per ton mainly related to lower net tons transported, higher cost in harbor tugs, crew and maintenance expenses of our owned port pushboats.

In the three months ended September 30, 2012, voyage expenses of our Offshore Supply Business were $1.4 million, as compared to  $1.0 million in the same period of 2011. This increase of $0.4 million is mostly explained by the entry into operation of our UP Jade which commenced operation with Petrobras on August 10, 2012.

In the nine months ended September 30, 2012, voyage expenses of our Offshore Supply Business were $3.5 million, as compared to $2.7 million in the same period of 2011. This increase of $0.7 million, or 27%, is primarily attributable to a $0.4 million one-time underperformance charge of two of our PSVs in Brazil and to a $0.4 million increase related to the operation of our UP Jade which entered into service with Petrobras on August 10, 2012.

In the three months ended September 30, 2012, voyage expenses of our Ocean Business were $6.3 million, as compared to $5.5 million for the same period of 2011, an increase of $0.7 million, or 13%. This increase is primarily attributable to $0.5 million increase in voyage expenses related to our M.V. Asturiano and M.V. Argentino and $ 0.2 million increase related to the operation of our Paraná Petrol.

In the nine months ended September 30, 2012, voyage expenses of our Ocean Business were $20.9 million, as compared to $15.0 million for the same period of 2011, a $5.9 million increase, or 39%. This increase is attributable to a $3.5 million increase related to the transportation costs of the barges sold to a third party, to a combined $2.1 million increase in voyage expenses attributable to our M.V. Asturiano and M.V. Argentino and to a $0.4 million increase related to the operation of our Paraná Petrol.

Running costs. In the three months ended September 30, 2012, running costs of our River Business were $16.2 million, as compared to $11.2 million in the same period of 2011, an increase of $5.1 million, or 45%. This increase in costs is mainly attributable to higher repair, supply and crew costs resulting from salary increases and other inflationary pressures not compensated by an equivalent devaluation of the local currencies.

In the nine months ended September 30, 2012, running costs of our River Business were $40.4 million, as compared to $31.0 million in the same period of 2011, an increase of $9.4 million, or 30%. This increase in costs is mainly attributable to crew costs and to repair and supply costs resulting from salary increases and other inflationary pressures not compensated by an equivalent devaluation of the local currencies.

In the three months ended September 30, 2012, running costs of our Offshore Supply Business were $9.8 million, as compared to $10.7 million in the same period of 2011, a decrease of $0.9 million, or 8%. This decrease in running costs is mainly attributable to a $2.2 million general decrease in running costs of our PSV fleet mainly related to a comparative devaluation year on year of the Brazilian real; partially offset by a $0.9 million increase related to the entry into operation of our UP Jade which commenced operation with Petrobras on August 10, 2012, and by a $0.5 million increase related to the entry into operation of our UP Jasper with Nexen Petroleum UK Ltd. on September 29, 2011.

In the nine months ended September 30, 2012, running costs of our Offshore Supply Business were $27.2 million, as compared to $25.7 million for the same period of 2011, an increase of $1.5 million, or 6%. This increase in running costs is mainly attributable to a $1.8 million increase on account of the operation of our UP Jasper which entered into service with Nexen Petroleum UK Ltd. on September 29, 2011, and to a $0.9 million increase related to the entry into operation of our UP Jade which commenced operation with Petrobras on August 10, 2012; partially offset by a devaluation year on year of the Brazilian real.

In the three months ended September 30, 2012, running costs of our Ocean Business were $9.3 million, as compared to $7.8 million in the same period of 2011, an increase of $1.5 million, or 19%. This variation results mainly from a combined $1.2 million increase in general expenses in our Product Tankers mostly related to the inflationary increase in our costs not compensated by an equivalent devaluation of local currencies versus the U.S. dollar and by a $0.3 million increase related to the operation of our Paraná Petrol which was idle in 2011.

In the nine months ended September 30, 2012, running costs of our Ocean Business were $26.3 million, as compared to $22.5 million in the same period of 2011, a $3.8 million increase, or 17%. This variation results from a combined $2.5 million increase in general expenses in our Product Tankers and to a $1.1 million increase in crew expenses of our M.V. Asturiano and M.V. Argentino both related to inflationary increase in our costs not compensated by an equivalent devaluation of local currencies versus the U.S. dollar, and to a $0.3 million increase related to the operation of our Paraná Petrol.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in the three months ended September 30, 2012, were $1.4 million, as compared to $1.0 million in the same period of 2011. This $0.4 million increase is mainly associated to a $0.4 million increase in amortization of drydock of our Product Tanker Amadeo.

Amortization of dry dock and intangible assets in the nine months ended September 30, 2012, were $3.5 million, as compared to $3.1 million in the same period of 2011. This $0.4 million increase is mainly associated to a $0.5 million combined increase in amortization of drydock of our Product Tanker Amadeo and Austral coupled with a $0.4 million combined increase in amortization of drydock of our UP Agua-Marinha, UP Topazio and UP Diamante; partially offset by a $0.5 million decrease in amortization of drydock of our dry barges.

Depreciation of vessels and equipment. Depreciation increased by $0.2 million, or 3%, to $9.8 million in the three months ended September 30, 2012, as compared to $9.6 million in the same period of 2011. This increase is primarily attributable to a $0.2 million increase associated to the entry into operation of our UP Jade which was delivered to us on May 22, 2012.

Depreciation of vessels and equipment increased by $2.7 million, or 11%, to $28.8 million in the nine months ended September 30, 2012, as compared to $26.1 million in the same period of 2011. This increase is primarily attributable to a $1.9 million associated with our new jumbo dry barges built at Punta Alvear, Argentina, and by a combined $0.8 million increase in depreciation of our UP Jasper and UP Jade which were delivered to us on June 10, 2011, and May 22, 2012, respectively, and by a $0.4 million increase in depreciation of our Paraná Petrol.

Administrative and commercial expenses. Administrative and commercial expenses were $8.0 million in the three months ended September 30, 2012, as compared to $7.1 million in the same period of 2011, an increase of $0.9 million or 13%. This increase is mainly associated with salary increases and general inflation in local currency not compensated by an equivalent devaluation of such currencies.

 Administrative and commercial expenses were $23.5 million in the nine months ended September 30, 2012, as compared to $21.0 million in the same period of 2011, resulting in an increase of $2.5 million or 12%. This increase is mainly associated with salary increases and general inflation in local currency not compensated by an equivalent devaluation of such currencies.

Other operating income. Other operating income was $0.8 million in the three months ended September 30, 2012, as compared to other operating income of $0.6 million in the same period of 2011. This $0.2 million increase is mainly explained by a $0.4 million loss of hire insurance of our UP Topazio, UP Agua-Marinha and UP Jasper during the third quarter of 2012; partially offset by a $0.2 million on account of a loss of hire coverage insurance for the time lost by our UP Rubi in the third quarter of 2011.

Other operating income was $7.6 million in the nine months ended September 30, 2012, as compared to other operating income of $3.5 million in the same period of 2011. This increase of $4.1 million, or 116%, is mainly explained by a $3.8 million increase related to the sale of pushboat Cavalier VIII, partially offset by a $1.5 million income related to the net result of the sale of dry barges to a third party in the third quarter of 2011, in our River Business; to a combined $1.7 million loss of hire insurance of our UP Jasper, UP Turquoise, UP Agua-Marinha and UP Topazio during the first nine months of 2012, partially offset by a $1.3 million decrease in loss of hire coverage insurance of our UP Rubi, in our Offshore Supply Business; and by a combined $1.0 million loss of hire insurance of our vessels Miranda I, Amadeo, M.V. Asturiano and M.V. Argentino, in our Ocean Business.

Operating (loss) profit. Operating loss for the three months ended September 30, 2012, was $1.7 million, a decrease of $7.8 million from $6.1 million profit for the same period of 2011. This decrease is mainly attributable to a $9.3 million decrease in our River Business operating profit from $3.1 million in the third quarter of 2011 to an operating loss of $6.2 million in the same period of 2012; partially offset by a $1.5 million increase in the operating profit of our Ocean Business and to an increase of $0.1 million in our Offshore Supply Business operating profit.

Operating loss for the nine months ended September 30, 2012, was $2.3 million, a decrease of $14.4 million from an operating profit of $12.1 million for the same period of 2011. This decrease is mainly attributable to a $18.3 million decrease in our River Business operating profit from a $6.9 million operating profit in the first nine months of 2011 to a $11.4 million operating loss for the same period of 2012, to a $0.7 million increase in our Ocean Business operating loss from $2.4 million loss in the first nine months of 2011 to a $3.1 million operating loss in the same period of 2012; partially offset by a $4.6 million increase in the operating profit of our Offshore Supply Business from $7.5 million in the first nine months of 2011 to $12.2 million in the same period of 2012.

Financial expense and other financial expenses. Financial expense and other financial expenses decreased to $9.5 million in the three months ended September 30, 2012, as compared to $11.7 million in the same period of 2011, a $2.2 million decrease. This decrease is mainly attributable to a $1.6 million increase related to the exchange rate fluctuation on our U.S. dollar-denominated debt on our Offshore Supply segment, by a $0.4 million decrease in financial expenses and to a combined $0.3 million decrease related to exchange rate fluctuations of foreign currencies against the U.S. dollar in our Ocean and River segments.

Financial expense and other financial expenses increased to $29.7 million in the nine months ended September 30, 2012, as compared to $28.5 million in the same period of 2011, a $1.2 million increase. This increase is mainly attributable to a combined $1.5 million increase related to exchange rate fluctuations of foreign currencies against the U.S. dollar in our Ocean and River segments, and by a $0.4 million increase in financial expenses on account of higher average debt balances; partially offset by a $0.6 million decrease related to the exchange rate fluctuation on our U.S. dollar-denominated debt on our Offshore Supply segment.

Income tax (expense) benefit. The income tax expense for the three months ended September 30, 2012, was $1.1 million compared to an income tax benefit of $8.7 million in the same period of 2011. This $9.8 million increase is mainly attributable to a $5.7 million variation in the deferred tax provision for unrealized exchange differences in our Brazilian subsidiary, by a $2.2 million increase generated by accelerated depreciation in our Brazilian subsidiary and by a combined $1.9 million decrease in the pretax loss of our Ocean and River businesses.

The income tax benefit for the nine months ended September 30, 2012, was $2.0 million, compared to $5.5 million in the same period of 2011. This $3.4 million decrease is mainly attributable to a $2.1 million increase generated by accelerated depreciation in our Brazilian subsidiary, to a $1.8 million variation in the deferred tax provision for unrealized exchange differences in our Brazilian subsidiary; partially offset by a combined $0.6 million decrease in the pretax benefit of our Ocean and River businesses.

Liquidity and Capital Resources

We are a holding company and operate in a capital intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be subject to, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At September 30, 2012, we had aggregate indebtedness of $519.0 million, consisting of $180.0 million aggregate principal amount of our 2014 Notes, $80.0 million aggregate principal amount of our 2017 Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $7.1 million and $16.1 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $50.3 million under two senior loan facilities with DVB and $35.0 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $41.0 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $6.8 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $6.0 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $57.4 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $14.3 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $25.0 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $8.0 million.

 At September 30, 2012, we had cash and cash equivalents on hand of $14.9 million.

Operating Activities

In the nine months ended September 30, 2012, cash flow provided by operations was $2.5 million compared to $7.5 million used in operations in the same period of 2011. Net loss for the nine months ended September 30, 2012, was $32.1 million as compared to a net loss of $12.4 million in the nine months ended September 30, 2011, an increase of $19.7 million.

Cash flow provided by operating activities increased by $9.9 million to $2.5 million in the nine months ended September 30, 2012, from a cash use of $7.5 million in that same period of 2011. This increase in cash flow provided by operations is mainly attributable to a $29.1 million cash provided by increases in liabilities, a $1.7 million cash provided by decreases in assets; partially offset by a $1.9 million increase in cash used to fund drydocking expenditures. Finally, the Gross Profit Contribution (defined as hire or freight revenues minus voyage expenses and running costs, or GPC) in our River Business decreased $18.0 million from $29.9 million in the nine months ended September 30, 2011, to $11.8 million for the same period in 2012 as a result of the severe drought that affected soybean production in Paraguay and also by the low water levels in the Upper Paraguay river. Our Ocean Business GPC decreased $0.2 million to $10.5 million in the nine months ended September 30, 2012, down from $10.7 million in the same period of 2011. The GPC of our Offshore Supply Business increased by $5.3 million to $23.5 million in the nine months ended September 30, 2012, up from $18.2 million in the same period of 2011.

Investing Activities

During the nine months ended September 30, 2012, we invested $9.1 million in the re-engining and re-powering program, $8.4 million in the construction of new barges at our Punta Alvear yard, $4.8 million for the construction of barges for lease-back, $2.4 million in our barge re-bottoming program, $0.6 million in the construction of our pushboat Pampero I, and $0.2 million in investments in Barranqueras port and $0.2 million in the construction of a port pushboat, in our River Business; $8.0 million to fund the advances on two of our PSVs being built in India and $0.2 million in enhancements performed on our UP Agua-Marinha and UP Diamante, in our Offshore Supply Business.

Financing Activities

Cash flow provided by Financing Activities decreased $1.4 million from $12.2 million in the nine months ended September 30, 2011, to cash provided of $10.8 million in the same period of 2012. This $1.4 million in cash flow provided from financing activities  is mainly attributable to a $15.4 million decrease in proceeds from long-term financial debt, by a $4.4 million increase in scheduled repayments and by a $1.8 million increase in early repayments of long-term financial debt; partially offset by a $15.0 million decrease in revolving credit facility repayments and by a $5.3 million increase in net cash provided by other financial activities.

Future Capital Requirements

 Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear, Argentina, refinancing certain of our indebtedness, and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We estimate that for the remainder of 2012 the cost of repowering our line pushboats will be around $1.5 million, the construction of new vessels that are currently on order in India will require additional funds of approximately $4.4 million (provided no late delivery penalties are applied to the shipyard), which will be partially financed with the undrawn proceeds committed under the DVB loan facility (formerly DVB-Natixis) and by the top up of the $61.3 million DVB facility. We expect to disburse an aggregate amount of $0.4 million in drydock expenses in the remainder of 2012.

We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
$ (000)	2012	2011
Total cash flows provided by (used in) operating activities	2,483	(7,463)
Total cash flows (used in) investing activities	(32,543)	(82,966)
Total cash flows provided by financing activities	10,832	12,203

Total cash flows provided by (used in) operating activities	$2,483	$(7,463)

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	(4,949)	25,866
Expenditure for dry docking	4,377	2,429
Income taxes	(2,033)	(5,469)
Financial expenses	26,925	26,541
Gain on sale of assets	3,557	--
Net income attributable to non-controlling interest	(635)	(480)
(Loss) on derivatives, net	--	(15)
Yard EBITDA from TOUAX sale	827
Other adjustments	(4,669)	(3,521)

Consolidated EBITDA as defined in the Notes due 2014	$25,883	$37,888

Adjusted Consolidated EBITDA	$25,883	$37,888

  The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the nine months ended September 30, 2012, and 2011, on a consolidated and a per segment basis:

	Nine Months Ended September 30, 2012
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$(11,389)	$12,153	$(3,113)	$(2,349)
Depreciation and amortization	16,266	8,049	7,954	32,269
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(987)	(635)	(1)	(1,623)
Yard EBITDA from Touax barge sale	827	--	--	827
Other net	(141)	(8)	(326)	(475)

Segment Adjusted EBITDA	$4,576	$19,559	$4,514	$28,649

Items not included in Segment Adjusted EBITDA
Financial income				55
Other financial income				(2,821)

Adjusted Consolidated EBITDA				$25,883

	Nine Months Ended September 30, 2011
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$6,937	$7,504	$(2,382)	$12,059
Depreciation and amortization	15,256	6,850	7,061	29,167
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(685)	(480)	(43)	(1,208)
(Loss) Gains on derivatives	--	(15)	--	(15)
Other net	(616)	3	148	(465)

Segment Adjusted EBITDA	$20,892	$13,862	$4,784	$39,538

Items not included in Segment Adjusted EBITDA
Financial income				308
Other financial expenses				(1,958)

Adjusted Consolidated EBITDA				$37,888

            The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

●	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

●	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

●	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

●
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

●
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

●
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

●	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at September 30, 2012

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

•Condensed Consolidated Financial Statements

–Condensed Consolidated Balance Sheets at September 30, 2012 (unaudited) and December 31, 2011	- F1 -

–Condensed Consolidated Statements of Operations for the nine-month periods ended September 30, 2012 and 2011 (unaudited)	- F2 -

–Condensed Consolidated Statements of Comprehensive Loss for the nine-month periods ended September 30, 2012 and 2011 (unaudited)	- F3 -

–Condensed Consolidated Statements of Changes in Equity for the nine-month periods ended September 30, 2012 and 2011 (unaudited)	- F4 -

–Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2012 and 2011 (unaudited)	- F5 -

–Notes to Condensed Consolidated Financial Statements (unaudited)	- F6 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2012 (unaudited)	At December 31, 2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$14,868	$34,096
Restricted cash	5,190	6,819
Accounts receivable, net of allowance for doubtful accounts of $1,557 and $841 in 2012 and 2011, respectively	44,574	30,993
Operating supplies and inventories	18,210	4,520
Prepaid expenses	6,513	3,212
Other receivables	24,678	26,392
Other current assets	101	101
Total current assets	114,134	106,133
NONCURRENT ASSETS

Other receivables	22,193	15,370
Restricted cash	1,483	1,483
Vessels and equipment, net	665,941	671,445
Dry dock	6,134	5,088
Investments in and receivables from affiliates	4,698	6,851
Intangible assets	845	976
Goodwill	5,015	5,015
Other assets	10,985	12,573
Deferred income tax assets	4,272	5,353
Total noncurrent assets	721,566	724,154
Total assets	$835,700	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$34,677	$32,824
Customer advances	17,854	19
Payables to related parties	6,180	1,158
Accrued interest	8,010	4,769
Current portion of long-term financial debt	35,912	21,504
Other current liabilities	14,437	13,614
Total current liabilities	117,070	73,888
NONCURRENT LIABILITIES

Long-term financial debt	483,093	491,489
Deferred income tax liabilities	13,305	12,951
Other liabilities	2,285	1,788
Deferred gains	827	-
Total noncurrent liabilities	499,510	506,228
Total liabilities	616,580	580,116

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 30,011,628 shares outstanding in 2012 and 2011	339	339
Additional paid-in capital	273,173	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(38,924)	(6,819)
Accumulated other comprehensive income (loss)	(2,481)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	212,619	244,297

Noncontrolling interest	6,501	5,874
Total equity	219,120	250,171
Total liabilities and equity	$835,700	$830,287

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2012	2011

REVENUES	$226,829	$208,331

OPERATING EXPENSES

Voyage and manufacturing expenses	(87,132)	(70,391)
Running costs	(93,913)	(79,244)
Depreciation and amortization	(32,269)	(29,167)
Administrative and commercial expenses	(23,451)	(20,987)
Other operating income, net	7,587	3,517
	(229,178)	(196,272)
Operating (loss) profit	(2,349)	12,059

OTHER INCOME (EXPENSES)

Financial expense	(26,925)	(26,541)
Foreign currency (losses) gains, net	(2,821)	(1,958)
Financial income	55	308
Investments in affiliates	(988)	(728)
Other, net	(475)	(480)
Total other income (expenses)	(31,154)	(29,399)
Loss before income taxes	(33,503)	(17,340)

Income taxes benefit (expense)	2,033	5,469
Net loss	(31,470)	(11,871)

Net income attributable to noncontrolling interest	635	480
Net loss attributable to Ultrapetrol (Bahamas) Limited	$(32,105)	$(12,351)

LOSS PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$(1.09)	$(0.42)

Basic and diluted weighted average number of shares	29,568,622	29,545,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2012	2011

Net loss	$(31,470)	$(11,871)

Other comprehensive income (loss):

Reclassification of net foreign currency derivative gains to depreciation and amortization	(6)	(6)
Reclassification of net derivative losses on cash flow hedges to interest expense	661	832
Derivative (losses) gains on cash flow hedges	(1,107)	(2,469)
	(452)	(1,643)
Income taxes expense	-	-
	(452)	(1,643)
Comprehensive loss	(31,922)	(13,514)

Comprehensive income attributable to noncontrolling interest	627	480
Comprehensive loss attributable to Ultrapetrol (Bahamas) Limited	$(32,549)	$(13,994)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2010	29,943,653	$338	$271,224	$(19,488)	$11,986	$(597)	$5,331	$268,794

Compensation related to restricted stock granted	67,975	1	879	-	-	-	-	880
Net loss	-	-	-	-	(12,351)	-	480	(11,871)
Other comprehensive loss	-	-	-	-	-	(1,643)	-	(1,643)
September 30, 2011	30,011,628	$339	$272,103	$(19,488)	$(365)	$(2,240)	$5,811	$256,160

December 31, 2011	30,011,628	$339	$272,302	$(19,488)	$(6,819)	$(2,037)	$5,874	$250,171

Compensation related to restricted stock granted	-	-	871	-	-	-	-	871
Net loss	-	-	-	-	(32,105)	-	635	(31,470)
Other comprehensive loss	-	-	-	-	-	(444)	(8)	(452)
September 30, 2012	30,011,628	$339	$273,173	$(19,488)	$(38,924)	$(2,481)	$6,501	$219,120

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(31,470)	(11,871)
Adjustments to reconcile net (loss) to cash flows provided by (used in) operating activities:
Depreciation of vessels and equipment	28,807	26,058
Amortization of dry docking	3,331	2,978
Expenditure for dry docking	(4,377)	(2,429)
Amortization of intangible assets	131	131
Gain on sale of assets	(3,557)	-
Debt issuance expense amortization	2,092	1,629
Net losses from investments in affiliates	988	728
Share - based compensation	871	880
Other	718	284
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(14,298)	(12,876)
Other receivables, operating supplies and inventories and prepaid expenses	(9,074)	(12,979)
Other	(1,298)	(528)
Increase (decrease) in liabilities:
Accounts payable and customer advances	24,374	4,954
Other liabilities	5,245	(4,422)
Net cash provided by (used in) operating activities	2,483	(7,463)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($4,753 in 2012 for barges sold and leased-back)	(40,720)	(82,966)
Proceeds from disposal of assets, net($2,790 in 2012 for barges sold and leased-back)	8,352	-
Other investing activities	(175)	-
Net cash (used in) investing activities	(32,543)	(82,966)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(14,139)	(9,757)
Proceeds from long-term financial debt	22,000	37,400
Revolving credit facility repayments	-	(15,000)
Early repayments of long-term financial debt	(1,849)	-
Other financing activities, net	4,820	(440)
Net cash provided by financing activities	10,832	12,203
Net decrease in cash and cash equivalents	(19,228)	(78,226)
Cash and cash equivalents at the beginning of year	34,096	105,570
Cash and cash equivalents at the end of the period	14,868	27,344

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the nine-month periods ended September 30, 2012 and 2011 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2011, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Accounting standards recently adopted

On January 1, 2012, we adopted an update issued by the Financial Accounting Standards Board, or FASB to existing guidance on the presentation of comprehensive income. This update requires the presentation of the components of net loss and other comprehensive income (loss) either in a single continuous statement or in two separate but consecutive statements. The requirement to present reclassification adjustments for items that are reclassified from other comprehensive income (loss) to net income (loss) on the face of the financial statement has been deferred by the FASB. Net loss and other comprehensive income (loss) has been presented in two separate but consecutive statements for the current reporting period and prior comparative period in our unaudited condensed consolidated financial statements.

c)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the nine-month periods ended September 30, 2012 and 2011, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive and the following securities were not included in shares outstanding for purposes of computing diluted earnings (loss) per share.

For the nine-month periods ended September 30, 2012 and 2011, the Company excluded from the computation of diluted earnings (loss) per share of Ultrapetrol (Bahamas) Limited 13,051,000 shares for the potential conversion of all outstanding convertible notes, as the effect of their inclusion in the computation would have been antidilutive.

For the nine-month periods ended September 30, 2012 and 2011, the Company excluded from the computation of diluted net earnings (loss) per share of Ultrapetrol (Bahamas) Limited 680,000 and 705,000 share awards, respectively, as the effect of their inclusion in the computation would have been antidilutive.

For the nine-month periods ended September 30, 2012 and 2011, the Company excluded from the computation of diluted net earnings (loss) per share of Ultrapetrol (Bahamas) Limited options to purchase 348,750 common shares. These options were outstanding during these periods but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

d)	Comprehensive income (loss)

The components of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets were as follows:

	At September 30, 2012	At December 31, 2011

Unrealized net losses on interest rate collar	$(2,026)	$(1,727)
Unrealized net losses on interest rate swap	(629)	(482)
Unrealized net gains on EURO hedge	139	145
Accumulated other comprehensive income (loss)	(2,516)	(2,064)

Amounts attributable to noncontrolling interest	(35)	(27)
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(2,481)	$(2,037)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Operating supplies and inventories

Operating supplies and inventories are carried at the lower of cost or market and consist of the following:

	At September 30, 2012	At December 31, 2011

River barges in progress and raw material related to barge production	$14,015	$-
Fuel and supplies	4,195	4,520
	$18,210	$4,520

e)	Deferred gains -- River barges sale-leaseback transactions

The Company has entered into a river barges sale-leaseback transaction (Nota 9) with a finance company.  Gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease term.  Deferred gains activity related to these transactions for the nine-month period ended September 30, 2012 is as follows:

Balance at beginning of year	$-
Deferred gains arising from sales	827
Amortization of deferred gains included in operating expenses as reduction to rental expense	-
Balance at end of the period	$827

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at September 30, 2012 and December 31, 2011 were as follows:

	At September 30, 2012	At December 31, 2011

Ocean-going vessels	$127,789	$127,468
River barges and pushboats	408,861	398,391
PSVs	222,902	199,453
Advances for PSV construction	53,354	68,149
Furniture and equipment	11,523	10,458
Building, land, operating base and shipyard	54,429	52,491
Total original book value	878,858	856,410
Accumulated depreciation	(212,917)	(184,965)
Net book value	$665,941	$671,445

For the nine-month periods ended September 30, 2012 and 2011, depreciation expense was $28,807 and $26,058, respectively.

As of September 30, 2012, the net book value of the assets pledged as a guarantee of our long term financial debt was $375,000.

On May 23, 2012, we sold an office space in Buenos Aires, Argentina, for $1,712.

River Business

In February 2012, the Company sold and delivered one river pushboat, for a total sale price of $3,850 and Ultrapetrol recognized a gain on sale of vessel of $3,564.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

During the nine-month period ended September 30, 2012, fourteen river barges had been built, in our own shipyard in Punta Alvear, Argentina for a total cost of $14,035.

During the nine-month period ended September 30, 2012, the Company sold and leaseback, six river barges for $5,580 with a lease term of 10 years. Gains of $827 related to the sale-leaseback were deferred and are being amortized over the minimum lease period (see Note 2).

During 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900. The Company has also incurred $2,000 in additional direct costs relating to these acquisitions.

Acquisition of 50% interest in Puertos del Sur S.A.

On April 25 and May 3, 2012, the Company obtained a 100% controlling interest in Puertos del Sur S.A. through its acquisition of its partner's interest for $250.

The Company performed a preliminary fair value analysis and the purchase price was allocated to the acquired assets and liabilities based on their fair values resulting in no goodwill being recorded. The preliminary fair value analysis is pending completion of a final valuation for the acquired assets and liabilities.

Offshore Supply Business

On February 21 and September 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries extended to 2012 and 2013.  The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery.  On May 22, 2012, we took delivery of the first Indian PSV UP Jade and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery. As of September 30, 2012, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $48,428, which are recorded as Advances for PSV construction.

As of September 30, 2012, the Company had remaining commitments of $17,610 on non-cancellable contracts for the construction of three PSVs in India scheduled for delivery in 2012 and 2013.

4.	LONG-TERM DEBT

Balances of long-term financial debt at September 30, 2012 and December 31, 2011:

			At September 30, 2012			At December 31, 2011
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors	2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	2017	-	80,000	80,000	80,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	6,175	7,075	7,750
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	6,025	30,725	36,750	38,250
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	11,500	13,500	15,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	3,333	31,667	35,000	37,500
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	12,075	28,962	41,037	31,050
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	1,110	14,985	16,095	16,928
Stanyan Shipping Inc.	Natixis	Through 2017	908	5,865	6,773	9,303
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	4,468	6,036	7,212
UABL Paraguay S.A.	IFC	Through 2020	2,174	21,739	23,913	25,000
UABL Paraguay S.A.	OFID	Through 2020	1,305	13,042	14,347	15,000
UABL Barges and others	IFC	Through 2020	3,044	30,435	33,479	35,000
UABL Paraguay S.A. and Riverpar S.A.	IFC	Through 2021	882	14,118	15,000	15,000
UABL Paraguay S.A. and Riverpar S.A.	OFID	Through 2021	588	9,412	10,000	-
At September 30, 2012			$35,912	$483,093	$519,005
At December 31, 2011			$21,504	$491,489		$512,993

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Senior secured term loan facility with DVB Bank SE (DVB SE) (formerly DVB Bank AG) and Natixis

On September 24, 2008, Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 consisting of a Tranche A loan facility in the aggregate principal amount of not more than $60,000 ($30,000 per Bank) and a Tranche B loan facility in the aggregate principal amount of not more than $33,600 ($16,800 per Bank) with DVB SE and Natixis (the "Banks"), as co-lender, to finance the construction and delivery of four PSVs in India.

At March 31, 2012, the advances under Tranche A of the loan were $34,500 ($17,250 per Bank).

On May 9, 2012, the Borrower, the Guarantors and the Banks signed a third amendment to the loan agreement. In connection with this amendment, the amount of Natixis' commitment under Tranche A was reduced to $17,250 and the amount of Natixis' commitment under Tranche B was reduced to $0, and all Advances under Tranche A of the loan made by Natixis or $17,250 shall be paid on or before December 31, 2012. An amendment fee of 0.25% of the total DVB SE's commitments under the loan was paid.

At September 30, 2012, the aggregate outstanding principal balance of the loan was $41,037 ($17,132 and $23,905 for Natixis and DVB SE, respectively).

The remaining availability under this facility was up to $22,725.

Subsequent events

On October 29, 2012, the Company cancelled $15,162 ($5,057 for Natixis and $10,105 for DVB SE) under this facility corresponding of the financing of UP Jade, the first PSV built in India, with the proceeds of the new facility with DVB SE and NIBC Bank NV described below.

Consequently, at September 30, 2012 we have reclassified $5,057 corresponding to advances under Tranche A of Natixis to long term debt.

Senior secured term loan facility of up to $61,306 with DVB Bank SE (former DVB Bank AG)

On December 28, 2006 UP Offshore (Bahamas) Ltd. as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $61,306 with DVB AG for the purposes of providing post delivery re-financing of our PSVs named UP Safira, UP Esmeralda and UP Topazio.

The loan bears interest at LIBOR plus 1.20% per annum with quarterly principal and interest payments and matures in December 2016.  The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $388 on each repayment date.

On August 1, 2012, the Borrower, the Guarantors and DVB SE agreed to amend the loan agreement to permit the Borrower to re-borrow $10,000. This amount shall be available in three advances in the amount of $1,725 (on or before August 8, 2012), $1,725 (on or about October 30, 2012) and $6,550 (on or before December 31, 2012), bears interest at LIBOR plus 3.50% per annum and matures $5,000 the earlier of delivery of our PSV UP Pearl and February 28, 2013 and $5,000 the earlier of delivery of our PSV UP Onyx and September 30, 2013.

A commitment fee is payable based on the average undrawn amount of $10,000 at a rate of 1.75% per annum commencing on August 1, 2012.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On August 2, 2012, the Company drew down the first advance for $1,725.

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis (the "Lender") to provide post-delivery financing secured by the vessel.  The loan, which matures in February 2017, shall be repaid by 40 equal quarterly installments of $227 with a balloon installment of $4,536.  The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

On May 2, 2012, we prepaid $1,849 outstanding under this senior secured loan. At September 30, 2012, the outstanding principal balance of the loan was $6,773.

Subsequent events

Senior secured post delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On October 22, 2012 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $42,000 with DVB SE and NIBC Bank NV (the "Lenders") for the purpose of partially financing or refinancing our PSVs named UP Jade and UP Amber.

The loan facility is divided into two tranches, each in the aggregate amount of up to $21,000.

The tranche of the loan facility in respect of the refinancing of the UP Jade shall be made available to the Borrower in a single advance until November 30, 2012. This tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% and shall be repaid by (i) 20 consecutive quarterly installments of $521 each and (ii) a balloon payment in the amount of $10,425 which due on the fifth anniversary of the drawdown date but not later than November 30, 2017.  The first quarterly repayment shall commence on the date falling three months after the drawdown date.

The tranche of the loan facility in respect of the financing of the acquisition of the UP Amber from the shipyard shall be divided into two advances which shall be made available to the Borrower as follows:

-	The first advance of such tranche shall be made available to the Borrower in the amount of up to $5,000 on the earlier of the delivery date of the ship and June 30, 2013,

-
The second advance of such tranche shall be made available to the Borrower in the amount of up to $16,000 not later than the earlier of the date which is six months after the delivery date of the ship and June 30, 2013, provided that the UP Amber has obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

This tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% and shall be repaid by (i) equal consecutive quarterly installments and (ii) a balloon payment equal to 50% of the advances of such tranche which due on the fifth anniversary of the drawdown date but not later than November 30, 2017.  The first quarterly repayment shall commence on the date falling three months after the drawdown date.

The Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

On October 25, 2012, Ingatestone Holdings Inc. entered into a two interest rate swaps for a total notional amount of $20,850 maturing in October 2016 to effectively convert the interest rate from variable rates based on LIBOR to a fixed rate of 0.89% and 0.9% for both the DVB SE and NIBC Bank NV portion of the loan, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.60% per annum.

Ingatestone Holdings Inc., as Borrower, shall comply with certain financial covenants including: (i) a ratio of consolidated EBITDA to consolidated debt service in respect of the Ships of not less than 125% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter), (ii) an equity ratio of not less than 10% as from December 31, 2012 until September 30, 2013 and 20% as from September 30, 2013, (iii) a consolidated tangible net worth of not less than $10,000 as from December 31, 2012 until September 30, 2013 and $20,000 as from September 30, 2013 plus 50% of net income (positive only) for each succeeding fiscal year and (iv) consolidated liquidity of not less than an amount necessary to fund the payment of six months of debt service.

As Guarantor, Ultrapetrol (Bahamas) Ltd. shall comply with certain financial covenants at all times after from December 31, 2012 including: (i) an average monthly balance of available cash in a demand deposit of not less than $20,000 on a consolidated basis, (ii) an equity ratio of not less than 20%, (iii) a consolidated tangible net worth of not less than $150,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of not less than 150% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter).

The loan is secured by a first priority mortgage on the UP Jade and UP Amber and a first priority assignment of the earnings, insurances and requisition compensation of the vessels. Further, the loan agreement requires that the PSVs pledged as security have an aggregate market value of at least 142.85% of the value of the loans and the swap exposure during the first two years of the loan and 150% thereafter.

The loan also contains customary covenants that limit, among other things, the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.

On October 29, 2012, the Company drew down $20,850 in respect of the refinancing of UP Jade.

On October 22 and 25, 2012, DVB SE and NIBC Bank NV respectively, signed a commitment letter in connection with a proposed increase of $42,000 to the amount of this loan. The Company requested DVB SE provide an additional commitment for $21,000 and NIBC Bank NV provide an additional commitment of $7,000, subject to certain conditions.

In the case of NIBC Bank NV provided that a third lender agrees to make available to the Borrower a minimum commitment of $14,000. The additional commitment shall be available until January 3, 2013 and there is no commitment fee.

In the case of DVB SE, the additional commitment shall be available for Tranche A until June 30, 2013, and for Tranche B until the date which is six months after the delivery date of the relevant vessel. There is a commitment fee equal to 1.60% per annum payable quarterly.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

a)	Claims in Paraguay

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court´s decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interests. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interests. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owed and fines and upon UABL's request through the submission of a remedy such customs authorities issued a resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $0.4 million subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on concrete evidence that the sum of $0.4 million was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. Our local counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or results of operations  of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Obras Terminales y Servicios S.A. – Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary on the River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff was the concubine of Mr. Benito "Tito" Abadie who died after some years of illness on October 21, 2010. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

b)	Tax claim in Bolivia

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. submitted a cassation appeal (an appeal on points of law) before the Bolivian Supreme Court, who also confirmed the judgment of the lower Court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. challenged the judge's decision to place the embargo but local attorneys have recently advised that the higher Court has reconfirmed the embargo although it has not been notified yet. The shares of UABL International S.A. ceased to belong to our Company and we have been advised by local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $370. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we don't expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or results of operations of the Company.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's liabilities as of September 30, 2012 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities: -Interest rate collar (included in other liabilities)	-	$467	-
-Interest rate swap (included in other liabilities)	-	259	-
Noncurrent liabilities: -Interest rate collar (included in other liabilities)	-	$1,559	-
-Interest rate swap (included in other liabilities)	-	726	-

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The estimated fair value of the Company's other financial assets and liabilities as of September 30, 2012 were as follows:

	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$14,868	$14,868
Restricted cash (current and noncurrent portion)	6,673	6,673

LIABILITIES

Long term financial debt (current and non-current portion – Note 4) (1)	$519,005	$472,559

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company's investments in 50% owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as other liabilities, as follows:

	At September 30, 2012
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$467	$1,559
Interest rate swap (cash flow hedge)	259	726
	$726	$2,285

	At December 31, 2011
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$582	$1,145
Interest rate swap (cash flow hedge)	251	643
	$833	$1,788

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from September 2010 to September 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of September 30, 2012, the total notional amount of the interest rate collar is $71,739.

INTEREST RATE SWAP AGREEMENTS

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Security and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount.

As of September 30, 2012, the total notional amount of the interest rate swap is $4,271.

Additionally, on September 14, 2011, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into a second interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Security and DVB Bank SE from September 2011 to December 2018. The initial notional amount is $5,000 (subsequently adjusted pro rata in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.122% and receiving a variable interest rate based on LIBOR on the notional amount.

As of September 30, 2012, the total notional amount of the interest rate swap is $4,479.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $118 at September 30, 2012) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

h)	United States of America (US)

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the US are characterized as US source shipping income.  Such income is subject to 4% US federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the nine-month period ended September 30, 2012, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

9.	SALE AND LEASE-BACK OF TWENTY-FOUR JUMBO DRY BARGES

On April 25, 2012, we entered into a barge building contract with a non-related third party whereby we agreed to sell twenty-four newbuilt jumbo dry barges. Such contract also grants the buyer an option, which expires on December 1, 2012, to buy up to twenty-four additional similar barges. In addition, at the same time we entered into a bareboat barge charter agreement with that same non-related third party to charter those twenty-four barges for a period of 10 years, with no purchase option at the end of the lease.

10.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

On July 15, 2010, Solimar Holdings Ltd. sold to Hazels (Bahamas) Investments Inc. both Original Shareholders and shareholders of the Company before of our initial public offering 2,977,690 shares of Ultrapetrol common stock.

At September 30, 2012, the outstanding common shares are 30,011,628 par value $0.01 per share.

At September 30, 2012 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 4,735,517 and 3,128,568 common shares, respectively, which represent 15.8% and 10.4% ownership in the Company, respectively.  The joint voting power for these shares represents 71.0% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of Ultrapetrol (Bahamas) Limited's shareholders is required.

Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. are controlled by members of the Menendez family, including Felipe Menendez R., our president, chief executive officer and a director, and Ricardo Menendez R., our executive vice president and a director.  As such, they have the ability to exert influence over the operations of the Company.

On January 28, 2011 the shareholders of the Company at a Special General Meeting approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000 7.25% Convertible Senior Notes due 2017 elect to convert their notes pursuant its term. The conversion rate of the Convertible Notes shall not exceed 163.1321 shares of common stock per $1 principal amount.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On July 2, 2012, the shareholders of the Company at Extraordinary General Meeting approved the increase in authorized share capital from 100,000,000 to 250,000,000 shares of common stock with a par value of $0.01 per share, and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At September 30, 2012 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

2011 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective October 24, 2011, for up to a total of $20,000 of the Company's common stock through April 30, 2012, when it expired. Share repurchases may be made by the Company and certain of its affiliates from time to time in open market transactions at prevailing market prices or in privately negotiated transactions.

The Company did not repurchase any common shares under the 2011 Share repurchase program.

Loans received

On May 7, 2012, and September 14, 2012, we received a $900 and $500, respectively, loans from a company controlled by our chief executive officer, with maturity date on May 3, 2013. Both loans accrue interest at 2.5% per annum.

On September 28, 2012, Ultrapetrol S.A., our wholly-owned subsidiary, received a $900 loan from Inversiones Los Andes S.A., a company controlled by SIPSA S.A. the parent company of Inversiones Los Avellanos S.A. with maturity date on October 28, 2012, when it was renewed and accrues interest at 6% per annum.

During the third quarter of 2012, UABL S.A., our wholly-owned subsidiary, received loans in aggregate for $530, from Oceanmarine S.A., Shipping Services Argentina S.A. and Navalia S.A., (all of them companies under the same control group of Inversiones Los Avellanos S.A.) with maturity dates in June 2013, and accrue interest at 8% per annum.

11.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

The company also has a shipyard that should promote organic growth and from time to time make external sales.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), eight of which are employed in the Brazilian market and one in the North Sea.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels:  four product tankers (one of which is on lease to us), two container feeder vessels under a container line service in Argentina cabotage trade, one oceangoing tug and one tank barge under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the nine-month period ended September 30,
	2012	2011
Revenues (1)
−South America	$183,492	$194,212
−Central America	15,986	1,049
−Europe	20,293	12,416
−North America	4,536	228
−Asia	2,522	426
	$226,829	$208,331

(1)	Classified by country of domicile of charterers/customers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At September 30, 2012	At December 31, 2011
Vessels and equipment, net

−South America	$582,639	$572,512
−Europe	25,748	26,571
−Asia	53,354	68,149
−Other	4,200	4,213
	$665,941	$671,445

For the nine-month period ended September 30, 2012, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 31%, 30% and 11%, of the Company's consolidated revenues, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

For the nine-month period ended September 30, 2012, 81% of the Company's revenues are concentrated in South America and at September 30, 2012, 87% of the Company's vessels and equipment are located in South America.

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2012:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$115,000	$54,160	$57,669	$226,829
Running and voyage and manufacturing expenses	103,160	30,692	47,193	181,045
Depreciation and amortization	16,266	8,049	7,954	32,269
Segment operating (loss) profit	(11,389)	12,153	(3,113)	(2,349)
Segment assets	392,823	264,247	147,831	804,901
Investments in and receivables from affiliates	4,441	-	257	4,698
Loss from investment in affiliates	(987)	-	(1)	(988)
Additions to long-lived assets	22,305	13,133	529	35,967

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheets were as follow:

At September 30, 2012

Total assets for reportable segments	$804,901
Other assets	15,931
Corporate cash and cash equivalents	14,868
Consolidated total assets	$835,700

The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2011:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$113,518	$46,634	$48,179	$208,331
Running and voyage expenses	83,655	28,453	37,527	149,635
Depreciation and amortization	15,256	6,850	7,061	29,167
Segment operating profit (loss)	6,937	7,504	(2,382)	12,059
Loss from investment in affiliates	(685)	-	(43)	(728)
Additions to long-lived assets (1)	63,280	14,804	3,131	81,215

(1)	Excludes $1,751 which corresponds to additions to corporate assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

12.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Senior Notes.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company directly involved in our Ocean and River Business, or the Subsidiary Guarantors.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiary Guarantors, and other security documents other than the respective mortgage covering any vessel owned by a Subsidiary Guarantor, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar enforcement procedures.  All of the Subsidiary Guarantors are organized outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT SEPTEMBER 30, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$293,343	$123,238	$38,519	$(455,002)	$98
Other current assets	134	59,166	54,736	-	114,036
Total current assets	293,477	182,404	93,255	(455,002)	114,134

Noncurrent assets
Vessels and equipment, net	-	208,945	457,897	(901)	665,941
Investment in affiliates	180,977	-	257	(180,977)	257
Other noncurrent assets	5,587	34,101	42,956	(27,276)	55,368
Total noncurrent assets	186,564	243,046	501,110	(209,154)	721,566
Total assets	$480,041	$425,450	$594,365	$(664,156)	$835,700

Current liabilities
Payables to related parties	$-	$171,803	$289,379	$(455,002)	$6,180
Current portion of long-term financial debt	-	4,949	30,963	-	35,912
Other current liabilities	7,422	45,850	21,706	-	74,978
Total current liabilities	7,422	222,602	342,048	(455,002)	117,070

Noncurrent liabilities
Due to affiliates	$-	$27,276	$-	$(27,276)	$-
Long-term financial debt net of current portion	260,000	58,312	164,781	-	483,093
Other noncurrent liabilities	-	241	16,176	-	16,417
Total noncurrent liabilities	260,000	85,829	180,957	(27,276)	499,510
Total liabilities	267,422	308,431	523,005	(482,278)	616,580

Equity of Ultrapetrol (Bahamas) Limited	212,619	117,019	71,360	(188,379)	212,619
Noncontrolling interest	-	-	-	6,501	6,501
Total equity	212,619	117,019	71,360	(181,878)	219,120
Total liabilities and equity	$480,041	$425,450	$594,365	$(664,156)	$835,700

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$297,324	$101,196	$30,751	$(429,214)	$57
Other current assets	3,773	46,055	56,248	-	106,076
Total current assets	301,097	147,251	86,999	(429,214)	106,133

Noncurrent assets
Vessels and equipment, net	-	212,324	460,066	(945)	671,445
Investment in affiliates	201,323	-	373	(201,323)	373
Other noncurrent assets	6,825	7,850	63,704	(26,043)	52,336
Total noncurrent assets	208,148	220,174	524,143	(228,311)	724,154
Total assets	$509,245	$367,425	$611,142	$(657,525)	$830,287

Current liabilities
Payables to related parties	$-	$127,664	$302,708	$(429,214)	$1,158
Current portion of long-term financial debt	-	3,478	18,026	-	21,504
Other current liabilities	4,948	19,223	27,055	-	51,226
Total current liabilities	4,948	150,365	347,789	(429,214)	73,888

Noncurrent liabilities
Due to affiliates	$-	$26,043	$-	$(26,043)	$-
Long-term financial debt net of current portion	260,000	51,522	179,967	-	491,489
Other noncurrent liabilities	-	218	14,521	-	14,739
Total noncurrent liabilities	260,000	77,783	194,488	(26,043)	506,228
Total liabilities	264,948	228,148	542,277	(455,257)	580,116

Equity of Ultrapetrol (Bahamas) Limited	244,297	139,277	68,865	(208,142)	244,297
Noncontrolling interest	-	-	-	5,874	5,874
Total equity	244,297	139,277	68,865	(202,268)	250,171
Total liabilities and equity	$509,245	$367,425	$611,142	$(657,525)	$830,287

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$86,994	$153,450	$(13,615)	$226,829

Operating expenses	(5,030)	(91,819)	(145,900)	13,571	(229,178)
Operating (loss) profit	(5,030)	(4,825)	7,550	(44)	(2,349)

Investment in affiliates	(19,998)	-	(988)	19,998	(988)
Other (expenses) income	(7,077)	(19,920)	(3,169)	-	(30,166)
(Loss) income before income taxes	(32,105)	(24,745)	3,393	19,954	(33,503)

Income taxes benefit (expense)	-	2,487	(454)	-	2,033
Net (loss) income	(32,105)	(22,258)	2,939	19,954	(31,470)

Net income attributable to noncontrolling interest	-	-	-	635	635
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(32,105)	$(22,258)	$2,939	$19,319	$(32,105)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$84,320	$134,408	$(10,397)	$208,331

Operating expenses	(5,992)	(71,758)	(128,876)	10,354	(196,272)
Operating (loss) profit	(5,992)	12,562	5,532	(43)	12,059

Investment in affiliates	(1,443)	-	(728)	1,443	(728)
Other expenses	(4,916)	(17,361)	(6,394)	-	(28,671)
(Loss) income before income taxes	(12,351)	(4,799)	(1,590)	1,400	(17,340)

Income taxes	-	2,311	3,158	-	5,469

Net (loss) income	(12,351)	(2,488)	1,568	1,400	(11,871)

Net income attributable to noncontrolling interest	-	-	-	480	480
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(12,351)	$(2,488)	$1,568	$920	$(12,351)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(31,470)	$(22,258)	$3,574	$18,684	$(31,470)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	24,271	(9,792)	38,158	(18,684)	33,953
Net cash (used in) provided by operating activities	(7,199)	(32,050)	41,732	-	2,483

Intercompany sources	3,981	18,267	(23,481)	1,233	-
Non-subsidiary sources	-	(11,144)	(21,399)	-	(32,543)
Net cash provided by (used in) investing activities	3,981	7,123	(44,880)	1,233	(32,543)

Intercompany sources	-	1,233	-	(1,233)	-
Non-subsidiary sources	-	11,587	(755)	-	10,832
Net cash provided by (used in) financing activities	-	12,820	(755)	(1,233)	10,832
Net (decrease) increase in cash and cash equivalents	$(3,218)	$(12,107)	$(3,903)	$-	$(19,228)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(11,871)	$(2,488)	$1,568	$920	$(11,871)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	7,922	(20,115)	17,521	(920)	4,408
Net cash provided by (used in) operating activities	(3,949)	(22,603)	19,089	-	(7,463)

Intercompany sources	-	-	(26,000)	26,000	-
Non-subsidiary sources	-	(45,070)	(37,896)	-	(82,966)
Net cash (used in) investing activities	-	(45,070)	(63,896)	26,000	(82,966)

Intercompany sources	(23,750)	66,096	(16,346)	(26,000)	-
Non-subsidiary sources	(4,525)	(11)	16,739	-	12,203
Net cash provided by (used in) financing activities	(28,275)	66,085	393	(26,000)	12,203
Net decrease in cash and cash equivalents	$(32,224)	$(1,588)	$(44,414)	$-	$(78,226)

13.	SUBSEQUENT EVENTS

Employment and consultancy agreements

On October 29, 2012, the Company renewed for a three year term the employment contracts with the President and Chief Executive Officer, the Executive Vice President, the Chief Financial Officer and the Chief Accountant Officer and the consultancy agreements with the companies controlled by them for the works they perform for the Company in various jurisdictions.

Private equity transaction

On November 13, 2012, the Company entered into an Investment Agreement with Sparrow Capital Investments Ltd., a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"). Under the terms of the agreement, Southern Cross will purchase approximately $220,000 of newly issued common stock at a purchase price of $2.00 per share. Immediately, after the close of the transaction, Southern Cross will own apporximately 78.38% of the outstanding common shares of Ultrapetrol. The agreement is subject to certain closing conditions, including but not limited to a waiver by holders of certain repurchase rights pursuant to the Company's Convertible Senior Notes due 2017 indenture. If all such conditions are satisfied, including the waiver from such noteholders of their repurchase rights which waiver may or may not be received, then the agreement is expected to close in December 2012.